Exhibit 99.5

POET Technologies Reports Third Quarter 2023 Financial Results

TORONTO, Ontario, November 14, 2023 – POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today reported its unaudited consolidated financial results for the third quarter ended September 30, 2023. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR+ and are available on the SEC’s EDGAR website (www.sec.gov/EDGAR). All financial figures in this press release are in United States dollars unless otherwise indicated.

Business Highlights since Second Quarter Results reported on August 11, 2023:

●	On August 9, 2023, the Company filed a registration statement on Form F-3 with the United States Securities and Exchange Commission (“SEC”). The Form F-3 replaces the Company’s expired Form F-10. Declared effective by the SEC on August 18, 2023, the Form F-3 may be used to sell securities registered under U.S. securities laws.

●	On August 15, 2023, the Company announced the development of an Optical Interposer platform specifically designed for pluggable1.6T transceivers, expandable to 3.2T, utilizing current industry form factors and employing 200G per lane technology for data centers running Artificial Intelligence networks.

●	On September 1, 2023, the Company announced a resumed ATM program in the United States with Craig-Hallum Capital Group LLC as its sales agent, replacing its previous ATM program in the United States and Canada (please refer to the press release of the same date that references the registration statement and shelf prospectus pertaining to the ATM program).

●	Between September 6th and 8th, 2023, the Company and its JV, Super Photonics Xiamen (SPX), showed live demonstrations of end-to-end optical solutions for 800G, 400G, and 200G transceivers using POET’s highly integrated optical engines at the China International Optoelectronics Expo (CIOE) in Shenzhen, China. The demonstrations also featured an 800G transceiver module incorporating a POET 800G receive engine that Luxshare-ICT intends to market globally. POET also showcased its own prototype 400G module at the event.

●	On September 12, 2023, POET reported on the success of its joint appearance at the CIOE with SPX and its engagement with multiple prospective customers for POET optical engines, ranging in speeds from 100G to 800G. POET’s optical engines enable module makers to lower both labor and capital costs, and provide a seamless path to higher speeds and more efficient network architectures, while reducing customers’ own in-house R&D efforts.

●	On October 5, 2023, POET reported that SPX had committed to expand production capacity needed to fulfill existing and expected customer orders. SPX is preparing to ramp production of POET’s optical engines.

●	On October 10, 2023, POET announced a collaboration with Yuanjie Semiconductor Technology Inc. (YST), to supply SPX with YST’s high-performance directly modulated lasers (DMLs) for use in the 100G and 200G optical engines being sold to module makers in China and the United States, including to ADVA, BFYY and Fibertop, and others to be announced.

●	On November 2, 2023, POET announced an underwritten public offering in the United States and a concurrent offering in Canada under the LIFE exemption (see press release of the same date for additional information).

●	On November 6, 2023, the Company provided a financial update that included preliminary, unaudited financial data in advance of this press release.

Management Comments

“The third quarter of 2023 has been particularly intensive with prospect meetings following CIOE, continued support of customers with module design and qualification, and our financing efforts” said Dr. Suresh Venkatesan, Chairman & CEO. “Supporting module design and assembly for optical engine customers in China has been the principal focus of much of our engineering resources, but soon those efforts will be behind us, and we can look forward to SPX fulfilling production orders with expanded capacity. In the US, we are sharply focused on the market for Artificial Intelligence hardware, which encompasses both leading-edge, high-speed 800G and 1.6T transceivers, and light sources for disaggregated network architectures in AI. These two market segments are expected to yield direct revenue to POET in the form of NRE for custom designs, sampling and initial module production, particularly in light sources for AI. We are confident in POET’s value proposition and competitive advantage in these market segments, especially in pluggables at 1.6T and 3.2T, high-performance light sources for light-enabled data transmission in AI servers, and for co-packaged optics. 2024 should set the stage for what we expect will be accelerated growth in 2025 and 2026, driven by a large projected demand in high-speed transceivers for AI, combined with our innovative product introduction roadmap.”

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of common shares or warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification, or an exemption from registration or qualification, under the securities laws of any such jurisdiction.

Financial Summary

The Company reported a net loss of $5.1 million, or ($0.13) per share, in the third quarter of 2023 compared with a net loss $4.0 million, or ($0.11) per share, for the same period in 2022 and a net loss of $4.4 million, or ($0.11) per share, in the second quarter of 2023. The net loss in the third quarter of 2023 included research and development costs of $2.0 million compared to $1.9 million for the same period in 2022 and $2.0 million in the second quarter of 2023. Fluctuations in R&D for a company of this size and this stage of growth is expected on a period-over-period basis as the Company transitions from technology development to product development.

Non-cash expenses in the third quarter of 2023 included stock-based compensation of $1.3 million and depreciation and amortization of $0.5 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2022 were $0.9 million and $0.3 million, respectively. Second quarter 2023 stock-based compensation and depreciation and amortization were $0.7 million and $0.5 million, respectively. The Company had non-cash finance costs of $18,000 in the third quarter of 2023 compared to non-cash finance costs of $12,000 in the third quarter of 2022 and non-cash costs of $11,000 in the second quarter of 2023.

The Company recognized other income, including interest of $45,000 in the third quarter of 2023, compared to $57,000 in the same period in 2022 and $57,000 in the second quarter of 2023.

Non-cash impact of the Company’s joint venture, Super Photonics Xiamen (“SPX”), in the third quarter of 2023 was nil, compared to a net gain of $0.1 million in the same period of 2022 and nil in the second quarter of 2023. The Company’s share of loss is approximately 78.4% of the loss of SPX in the third quarter of 2023, 86.3% in the third quarter of 2022 and 80.7% in the second quarter of 2023. The Company’s current share of the operating loss is a result of the high value of the Company’s initial contribution. Although the Company’s equity ownership of SPX was approximately 78.4% at September 30, 2023, the Company did not recognize a share of loss in SPX in the third quarter of 2023 because the value of its investment is carried at nil on the consolidated statements of financial position precluding further loss recognition under the relevant accounting standards.

Cash flow from operating activities in the third quarter of 2023 was ($4.1) million, compared to ($2.5) million in the third quarter of 2022 and ($4.0) million in the second quarter of 2023.

From January 1, 2023 to date, the Company received net proceeds of $9.0 million from the sale of shares, including through the exercise of warrants and stock options.

Summary of Financial Performance

The following is a summary of the Company’s operations over the five quarters ending September 30, 2023. This information should be read in conjunction with the Company’s financial statements filed on SEDAR + on November 14, 2023.

POET TECHNOLOGIES INC.

SUMMARY PRESENTATION OF OPERATIONS

(All figures are in U.S. Dollars)

	Sep 30/23	Jun 30/23	Mar 31/23	Dec 31/22	Sep 30/22

Sales	$-	$177,390	$180,836	$199,559	$232,928
Research and development	2,043,264	2,036,953	2,316,475	2,745,886	1,884,767
Depreciation and amortization	508,484	462,743	445,044	341,017	336,446
Professional fees	273,905	255,094	313,404	430,668	203,778
Wages and benefits	640,241	655,066	677,924	665,682	646,349
Impact of joint venture	-	-	-	405,471	(116,747)
Stock-based compensation	1,251,648	697,690	1,202,018	1,588,706	880,796
General expense, rent and facility	429,457	502,707	566,768	359,062	484,559
Interest expense	34,890	11,214	10,531	11,610	11,707
Other (income), including interest	(45,448)	(57,454)	(78,041)	(68,592)	(57,429)
Net loss, before taxes	$5,136,441	$4,386,623	$5,273,287	$6,279,951	$4,041,298
Net loss per share	$(0.13)	$(0.11)	$(0.14)	$(0.17)	$(0.11)

About POET Technologies Inc.

POET is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Forward-Looking Statements

This press release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding expectations for growth in revenue). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such information and statements include statements related to the Company’s most recently completed fiscal quarter and its expectations for commercializing its technology and products, the ongoing offering and efforts to enhance sales and customer acquisition and the other elements of its growth strategy.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Important factors that could affect performance and cause results to differ materially from those expressed or implied in the forward-looking information or statements are described in the “Risk Factors” section in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as updated from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. These factors include, but are not limited to, the Company’s ability to raise capital (whether in the ongoing offering or otherwise), market conditions, the failure of the Company’s products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of the Company’s optical engine or light source products to be incorporated into its customers’ products, the failure of its customers’ products to achieve market penetration, and operational risks including the ability to attract key personnel. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking information and statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Contacts:

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-507